UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

Under The Securities Exchange Act of 1934

For the month of August 2013
Commission File Number: 1-13064

NOVA Chemicals Corporation

1000 Seventh Avenue S.W., Calgary, Alberta, Canada, T2P 5L5
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

A copy of the Registrant’s:

(a)	Interim financial statements and interim Management’s Discussion & Analysis for the second quarter, three months ended June 30, 2013; and

(b)	Press release dated August 2, 2013, NOVA Chemicals Reports 2013 Second Quarter Results;

are furnished herewith.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOVA Chemicals Corporation

/s/ Alan S. Pretter
Alan S. Pretter
Corporate Secretary

August 2, 2013

EXHIBITS

Attached hereto is:

99.1	Interim financial statements and interim Management’s Discussion & Analysis of NOVA Chemicals Corporation for the second quarter, three months ended June 30, 2013.

99.2	Press release dated August 2, 2013 - NOVA Chemicals Reports 2013 Second Quarter Results

3